The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
SEC File No. 333-137419

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to Completion	March 10, 2008

(To Prospectus dated September 19, 2006)

2,500,000 Common Units

Representing Limited Partner Interests

We are offering 2.5 million common units representing limited partner interests to be sold in this offering. We will receive all of the net proceeds from the sale of such common units. Concurrently with this offering, we will also be selling 5.4 million of our common units to ONEOK, Inc. in a private placement.

Our common units are listed on the New York Stock Exchange under the symbol “OKS.” The last reported sale price of our common units on March 7, 2008 was $60.36 per unit.

Investing in our common units involves a high degree of risk. Before buying any common units, you should read the discussion of material risks of investing in our common units in “ Risk factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per common unit	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 375,000 common units from us at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. Our private placement of common units to ONEOK, Inc. will not be subject to an over-allotment option. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $                    , and the total proceeds, before expenses, to us from this offering and our concurrent private placement to ONEOK, Inc. will be $                    .

The underwriters are offering the common units as set forth under “Underwriting.” Delivery of the common units will be made on or about                         , 2008.

Joint Book-Running Managers

UBS Investment Bank	Citi	Wachovia Securities

RBC Capital Markets		Sanders Morris Harris

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus relating to this offering. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus, any free writing prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date. This prospectus supplement, the accompanying base prospectus and any free writing prospectus do not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. Please read “Where you can find more information” inside this prospectus supplement and “Where You Can Find More Information” and “Incorporation by Reference” in the accompanying base prospectus.

Prospectus supplement summary

This summary highlights certain information about our partnership. It is not complete and does not contain all the information that you should consider before investing in our common units. You should carefully read this entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference into this prospectus supplement to understand fully our partnership, the terms of our common units and the tax and other considerations that are important in making your investment decision. Please read “Risk factors” in this prospectus supplement for information regarding risks you should consider before investing in our common units.

For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms “ONEOK Partners,” “the partnership,” “us,” “we,” “our” and similar terms refer to ONEOK Partners, L.P. and its consolidated subsidiaries.

BUSINESS OVERVIEW

ONEOK Partners, L.P. is a publicly-traded Delaware limited partnership formed in 1993. Our common units are listed on the New York Stock Exchange under the trading symbol “OKS.” Our primary business objectives are to generate stable cash flow sufficient to pay quarterly cash distributions to our unitholders and to increase our quarterly cash distributions over time. We own and manage natural gas gathering, processing, storage and interstate and intrastate pipeline assets and natural gas liquids (“NGLs”) gathering and distribution pipelines, storage and fractionators, connecting much of the NGL supply in the Mid-Continent and Gulf Coast regions with key market centers in Conway, Kansas, Mont Belvieu, Texas, and Chicago, Illinois. We also own a 50 percent equity interest in a natural gas pipeline company that transports natural gas imported from Canada into the United States.

Our operations are divided into these strategic business segments based on similarities in economic characteristics, products and services, types of customers, methods of distribution and regulatory environment, as follows:

➢	our Natural Gas Gathering and Processing segment primarily gathers and processes raw natural gas;

➢	our Natural Gas Pipelines segment primarily operates regulated interstate and intrastate natural gas transmission pipelines and natural gas storage facilities;

➢	our Natural Gas Liquids Gathering and Fractionation segment primarily gathers, treats and fractionates NGLs and stores and markets NGL products; and

➢	our Natural Gas Liquids Pipelines segment primarily operates our FERC-regulated interstate natural gas liquids gathering and distribution pipelines.

PARTNERSHIP STRUCTURE

We are managed by our general partner, ONEOK Partners GP, L.L.C., a Delaware limited liability company. Our general partner is managed by its sole member, ONEOK, Inc., a publicly-traded Oklahoma corporation.

Our principal executive offices are located at 100 West Fifth Street, Tulsa, Oklahoma, 74103-4298, and our telephone number at that address is (918) 588-7000.

The chart below shows our simplified organization and ownership structure.

(1)	Includes a 44.6% limited partner interest held prior to this offering, directly or indirectly by ONEOK, Inc., in the form of common units and an assumed conversion of Class B units.

The offering

Common units we are offering	2,500,000 common units

Private placement to ONEOK, Inc.	5,400,000 common units

Common units to be outstanding after this offering and concurrent private placement	54,297,214 common units

Over-allotment option	We have granted to the underwriters an option to purchase, within 30 days of this prospectus supplement, up to 375,000 additional common units to cover over-allotments. We have not granted an over-allotment option in connection with the concurrent private placement being made to ONEOK, Inc.

Use of proceeds after expenses	We estimate that the net proceeds to us from this offering and the concurrent private placement to ONEOK, Inc. will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option with respect to this offering in full. We expect to use the net proceeds from this offering and the concurrent private placement to ONEOK, Inc. to repay indebtedness outstanding under our $1.0 billion revolving credit agreement, for capital expenditures, and for general partnership purposes. See “Use of proceeds.” Affiliates of UBS Securities LLC, Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation, underwriters in this offering, are lenders under our $1.0 billion revolving credit agreement and, as such, may receive a portion of the proceeds from this offering. In addition, in conjunction with this offering and our concurrent private placement, ONEOK Partners GP, L.L.C. will purchase $ million of general partner interests so as to maintain its 2% general partner interest.

Timing of quarterly distributions

Cash distributions are made on our common units on a quarterly basis. Our current quarterly distribution rate is $1.025 per unit, or $4.10 per unit on an annualized basis, based on the last quarterly distribution paid by us. Distributions on our units are generally paid 45 days following the end of each of our fiscal quarters. The first distribution payable to holders of the common units offered by this prospectus supplement will be declared in the second quarter of 2008 and paid by May 15, 2008.

Risk factors	An investment in the common units involves risk. Please read “Risk factors” in the accompanying base prospectus as well as the discussion of risk factors in our Annual Report on Form 10-K for the year ended December 31, 2007, before making a decision to invest in the common units.

Estimated ratio of taxable income to distributions	We estimate that a purchaser of common units in this offering who holds those common units through the record date for distributions with respect to the quarter ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2008 through 2010 that will be 20% or less of the total amount of cash distributed with respect to such common units for that period. Please read “Material United States federal income tax considerations” in this prospectus supplement for an explanation of the basis of this estimate.

New York Stock Exchange symbol	OKS

The number of common units outstanding after this offering is based on 46,397,214 common units outstanding as of December 31, 2007. We also have 36,494,126 Class B units outstanding as of December 31, 2007, all of which are held by ONEOK, Inc. The Class B units are eligible to convert into common units on a one-for-one basis at ONEOK, Inc.’s option. The Class B units entitle ONEOK, Inc. to receive increased quarterly distributions equal to 110 percent of the distributions paid with respect to our common units and additional increased distributions in some circumstances. On June 21, 2007, ONEOK, Inc. waived its right to receive the increased quarterly distributions on the Class B units for the period of April 7, 2007, through December 31, 2007, and continuing thereafter until ONEOK, Inc. gives us no less than 90 days advance notice that it has withdrawn its waiver. ONEOK, Inc. could withdraw such waiver and begin receiving such increased distributions, effective with respect to any distribution on the Class B units declared or paid on or after 90 days following delivery of the notice. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December, 31, 2007.

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 375,000 common units to cover over-allotments, if any, in connection with this offering. Our offering of common units is not conditioned upon the private placement of common units to ONEOK, Inc.

Summary consolidated financial data

Set forth below is our summary historical consolidated financial data for the periods indicated. You should read the following information in connection with our audited financial statements and the related notes incorporated by reference into this prospectus. The financial information for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this prospectus supplement. Our summary historical results are not necessarily indicative of results to be expected in future periods.

The summary financial data should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K for the year ended December 31, 2007.

	Years Ended December 31,
	2005	2006(1)	2007
	(in thousands, except per unit data)
Income data:
Operating revenue	$703,944	$4,738,248	$5,831,558
Cost of sales and fuel	(210,082)	(3,894,700)	(4,935,665)
Operations and maintenance	(112,509)	(294,207)	(302,544)
Depreciation and amortization(2)	(86,010)	(122,045)	(113,704)
General taxes	(38,575)	(31,567)	(34,812)
Gain on sale of assets(3)	—	115,483	1,950

Operating income	256,768	511,212	446,783
Interest expense	(86,903)	(133,482)	(138,947)
Equity earnings from investments	24,736	95,883	89,908
Allowance for equity funds used during construction	527	2,205	12,538
Other income	3,552	6,510	7,502
Other expense	(707)	(7,081)	(779)
Minority interests in income of consolidated subsidiaries	(45,674)	(2,392)	(416)
Income taxes	(5,792)	(27,669)	(8,842)

Income from continuing operations	146,507	445,186	407,747
Discontinued operations, net of tax	506	—	—

Net income	$147,013	$445,186	$407,747

Limited partners’ interest in net income:
Net income	$147,013	$445,186	$407,747
General partners’ interest in net income	(10,900)	(75,654)	(58,781)

Limited partners’ interest in net income	$136,113	$369,532	$348,966

Limited partners’ per unit net income from continuing operations	$2.92	$5.01	$4.21

Limited partners’ per unit net income	$2.93	$5.01	$4.21

Number of units used in computation	46,397	73,768	82,891

	Years Ended December 31,
	2005	2006(1)	2007
	(in thousands, except per unit data)
Cash flow data:
Cash provided by operating activities	$267,372	$603,218	$701,534
Capital expenditures (less allowance for equity funds used during construction)	(59,882)	(201,746)	(709,858)
Acquisitions	—	(1,396,893)	(299,560)
Distribution per unit	3.20	3.60	3.98

Balance sheet data (at period end):
Property, plant and equipment, net		$2,763,648	$3,660,186
Total assets		4,921,717	6,112,065
Long-term debt, net of current maturities		2,019,598	2,605,396
Minority interests in consolidated subsidiaries		5,606	5,802
Partners’ equity		2,188,662	2,195,178

(1)

In April 2006, we completed the acquisition of certain companies comprising ONEOK, Inc.’s former gathering and processing, pipelines and storage and natural gas liquids segments. Also in April 2006, we sold a 20 percent partnership interest in Northern Border Pipeline Company to TC PipeLines Intermediate Limited Partnership. We and TC PipeLines Intermediate Limited Partnership each now own a 50 percent partnership interest in Northern Border Pipeline Company. We are no longer consolidating Northern Border Pipeline Company as of January 1, 2006, the effective date of the sale. In addition, in April 2006 we acquired a 66 2/3 percent interest in Guardian Pipeline, L.L.C., increasing our interest to 100 percent. Following the completion of the transaction, we consolidated Guardian Pipeline, L.L.C. in our financial statements, effective January 1, 2006. Our results of operations for 2006 and 2007 are not comparable to prior periods due to the acquisition of the ONEOK assets, the sale of the interest in Northern Border Pipeline Company and the acquisition of the interest in Guardian Pipeline, L.L.C.

(2)	Includes a goodwill and asset impairment charge of $11.8 million in the second quarter of 2006 related to Black Mesa Pipeline, Inc.
(3)	Includes the gain on the sale of a 20 percent general partner interest in Northern Border Pipeline Company during 2006 as described in footnote 1 above.

Risk factors

An investment in our common units involves risk. You should read carefully the risk factors found in the accompanying base prospectus as well as the discussion of risk factors under Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2007, each of which is incorporated by reference herein, before making a decision to invest in our common units. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference into this prospectus before investing in our common units.

Use of proceeds

We plan to use the net proceeds from this offering and the concurrent private placement to ONEOK, Inc. of common units to repay borrowings under our existing $1.0 billion revolving credit agreement, for additional capital expenditures and for general partnership purposes.

We expect to receive approximately $                      million from the sale of our common units, or $                      million if the underwriters exercise in full their over-allotment option to purchase additional common units, in each case, after deducting underwriting discounts and commissions and offering expenses, and an additional $                      million from the sale of our common units to ONEOK, Inc. The underwriters will receive no discount or commission on the sale of our common units sold to ONEOK, Inc. Our private placement of common units to ONEOK, Inc. will not be subject to an over-allotment option. Our offering of common units is not conditioned upon the private placement of common units to ONEOK, Inc. We intend to use the net proceeds we receive from this offering and the concurrent private placement to ONEOK, Inc. in part to reduce all borrowings outstanding under our $1.0 billion revolving credit agreement. As of March 7, 2008, the outstanding balance under our $1.0 billion revolving credit agreement was $230.0 million. Affiliates of UBS Securities LLC, Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation, underwriters in this offering, are lenders under our $1.0 billion revolving credit agreement and, as such, may receive a portion of the proceeds from this offering. The weighted average interest rate under the agreement was 3.44%. The $1.0 billion revolving credit agreement matures in March 2012. In addition, in conjunction with this offering and our concurrent private placement, ONEOK Partners GP, L.L.C. will purchase $                     million of general partner interests so as to maintain its 2% general partner interest. Such proceeds will be used for general corporate purposes.

Capitalization

The following table sets forth our capitalization as of December 31, 2007 on:

➢	a historical basis; and

➢

an as adjusted basis to give effect to the sale of $                     million of common units in this offering and the concurrent private placement to ONEOK, Inc. of $                     million of common units and $                     million of general partner interest to ONEOK Partners GP, L.L.C. and the application of the net proceeds from the offering and the concurrent private placement to ONEOK, Inc. as described under “Use of proceeds.”

This table should be read in conjunction with our historical consolidated financial statements and the notes to those financial statements that are incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	As of December 31, 2007 (unaudited)
	Historical	As Adjusted
	(Dollars in thousands)
Debt (before discounts and premiums):
$1.0 billion revolving credit agreement, due 2012(1)	$100,000		$—
8.875% senior notes due 2010	250,000		250,000
7.10% senior notes due 2011	225,000		225,000
5.90% senior notes due 2012	350,000		350,000
6.15% senior notes due 2016	450,000		450,000
6.65% senior notes due 2036	600,000		600,000
6.85% senior notes dues 2037	600,000		600,000
Guardian Pipeline, L.L.C. senior notes (various)	133,641		133,641

Total debt	2,708,641		2,608,641

Partners’ equity:
General partner	58,415
Common units 46,397,214 units issued and outstanding as of December 31, 2007	814,266
Accumulated other comprehensive loss	(18,141)		(18,141)
Class B units 36,494,126 units issued and outstanding as of December 31, 2007	1,340,638		1,340,638

Total partners’ equity	2,195,178

Total debt and partners’ equity	$4,903,819	$

Total debt to total capital ratio	55.2%

(1)	As of March 7, 2008, we had borrowings of $230.0 million outstanding under our $1.0 billion revolving credit agreement.

Price range of common units and distributions

Our common units are listed on the NYSE under the symbol “OKS.” As of February 20, 2008 there were 46,397,214 common units outstanding, held by approximately 902 registered holders, and 36,494,126 Class B units outstanding. As of March 7, 2008, ONEOK, Inc. indirectly held 500,000 of our common units and directly held 36,494,126 of our Class B units.

The following table sets forth, for the periods indicated, the high and low closing prices for our common units, as reported on the NYSE, and quarterly declared cash distributions on our common units for the quarter for which they are payable. The last reported sale price of our units on the NYSE on March 7, 2008 was $60.36 per common unit.

	High	Low	Cash distributions(1)
2006
First Quarter	$49.15	$42.74	$0.880
Second Quarter	51.35	47.63	0.950
Third Quarter	56.25	49.99	0.970
Fourth Quarter	65.91	57.08	0.980
2007
First Quarter	67.80	62.62	0.990
Second Quarter	72.42	66.82	1.000
Third Quarter	70.70	58.20	1.010
Fourth Quarter	65.41	59.00	1.025
2008
First Quarter (through March 7, 2008)	63.89	59.88		(2)

(1)	Represents cash distributions attributable to operations conducted during the quarter and declared and paid within 45 days after the quarter.
(2)	The cash distribution for the first quarter of 2008 has not yet been declared or paid.

Material United States federal income tax considerations

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Andrews Kurth LLP, our tax counsel, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” and “we” are references to ONEOK Partners, L.P. and ONEOK Partners Intermediate Limited Partnership, our operating company.

The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts, employee benefit plans or mutual funds. Accordingly, we urge you to consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of an investment in our common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and our general partner. An opinion or advice of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

➢	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Treatment of short sales”);

➢

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “DISPOSITION OF COMMON UNITS: Allocations between transferors and transferees”); and

➢

whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Section 754 election” and “UNIFORMITY OF COMMON UNITS”).

Material United States federal income tax considerations

PARTNERSHIP STATUS

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Pursuant to Treasury Regulation Sections 301.7701-1, 301.7701-2 and 301.7701-3, effective January 1, 1997, (the “Check-the-Box Regulations”), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, we were classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations, this prior classification will be respected for all periods prior to January 1, 1997, if:

➢	the entity had a reasonable basis for the claimed classification;

➢	the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and

➢	the entity was not notified prior to May 8, 1996, that the entity classification was under examination.

No ruling has been or will be sought from the IRS with respect to our classification as a partnership for federal income tax purposes. Instead we have relied on the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, ONEOK Partners, L.P. has been and will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

➢	neither we nor our operating company has elected or will elect to be treated as a corporation; and

➢

for each taxable year, more than 90% of our gross income has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof or other items of income as to which counsel has or will opine are “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “qualifying income exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

Material United States federal income tax considerations

If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us except to the extent that our liabilities exceed the tax bases of our assets, at that time. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Andrews Kurth LLP’s opinion that we have been and will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

Unitholders who have become limited partners of ONEOK Partners, L.P. will be treated as partners of ONEOK Partners, L.P. for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will also be treated as partners of ONEOK Partners, L.P. for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. Please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Treatment of short sales.”

Items of our income, gain, loss or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in ONEOK

Material United States federal income tax considerations

Partners, L.P. for federal income tax purposes. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in ONEOK Partners, L.P. for federal income tax purposes.

TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP

Flow-through of taxable income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year.

Treatment of distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “DISPOSITION OF COMMON UNITS” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years that are equal to the amount of that shortfall. Please read “Limitations on deductibility of losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of the Section 751 Assets deemed relinquished in the exchange.

Ratio of taxable income to distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions with respect to the quarter ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the total amount of cash distributed to the unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon many assumptions regarding our business and operations, including assumptions with respect to capital expenditures, cash

Material United States federal income tax considerations

flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we have adopted and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

Basis of common units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our liabilities that are recourse to our general partner, but will have a share, generally based on his share of profits, of our other liabilities. Please read “DISPOSITION OF COMMON UNITS: Recognition of gain or loss.”

Limitations on deductibility of losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions on his common units cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds has an interest in us, is related to another unitholder who has an interest in us or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are

Material United States federal income tax considerations

applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on interest deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

➢	interest on indebtedness properly allocable to property held for investment;

➢	our interest expense attributed to portfolio income; and

➢	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. Therefore, the unitholder’s share of our portfolio income will be treated as investment income.

Allocation of income, gain, loss and deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to a class of our unitholders in excess of distributions made to another class, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, deduction, gain and loss are allocated for federal income tax purposes to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by a partner, and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of an issuance of units, referred to in this discussion as “contributed property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of contributed property, and the “tax” capital account, credited with the tax basis of contributed property, referred to in this discussion

Material United States federal income tax considerations

as the “Book-Tax Disparity.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of contributed property were equal to its fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations,” similar to the federal income tax allocations described above, will be made for book capital account purposes to all unitholders, including purchasers of common units in this offering, to account for the difference, at the time of the future transaction, between the “book” value and the fair market value of all property held by us at such time. In addition, items of recapture income are allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code as described above, will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interests of all the partners in cash flow and the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Section 754 Election,” “UNIFORMITY OF COMMON UNITS” and “DISPOSITION OF COMMON UNITS: Allocation between transferors and transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Entity-level collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Material United States federal income tax considerations

Treatment of short sales

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

➢	any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder;

➢	any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

➢	all of these distributions would appear to be treated as ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “DISPOSITION OF COMMON UNITS: Recognition of gain or loss.”

Tax rates

In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income rate for net capital gains of an individual where the asset disposed of was a capital asset held for more than twelve months at the time of disposition is scheduled to remain at 15% for years 2008-2010, and then increase to 20% beginning January 1, 2011.

Alternative minimum tax

Each unitholder will be required to take into account his distributive share of any of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Section 754 election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units in this offering. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Material United States federal income tax considerations

Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have generally adopted), a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose “book” value is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if that convention is not consistent with specified Treasury Regulations. Please read “UNIFORMITY OF COMMON UNITS.”

Although Andrews Kurth LLP is unable to opine as to the validity of this method because there is no clear authority on this issue, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “UNIFORMITY OF COMMON UNITS.”

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or built-in loss is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment must be made in accordance with the Internal Revenue Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment we allocate to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the

Material United States federal income tax considerations

benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

TAX TREATMENT OF OPERATIONS

Accounting method and taxable year

We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year different than our taxable year and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “DISPOSITION OF COMMON UNITS: Allocations between transferors and transferees.”

Initial tax basis, depreciation and amortization

We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax liability associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner, its affiliates and our other unitholders as of the time of the offering. Please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Allocation of income, gain, loss and deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture those deductions as ordinary income upon a sale of his interest in us. Please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Allocation of income, gain, loss and deduction” and “DISPOSITION OF COMMON UNITS: Recognition of gain or loss.”

The costs incurred in selling the common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Material United States federal income tax considerations

VALUATION AND TAX BASIS OF OUR PROPERTIES

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

Recognition of gain or loss

Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash and the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes all or a portion of a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than twelve months is scheduled to be taxed at a maximum rate of 15% through December 31, 2010. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes depreciation and other potential recapture items. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital losses may offset no more than $3,000 of ordinary income each year in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code

Material United States federal income tax considerations

allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of the ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations between transferors and transferees

In general, our taxable income or losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between the unitholders. We use this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed by the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Material United States federal income tax considerations

Notification requirements

A unitholder who sells any of his common units generally is required to notify us in writing of that sale within 30 days after the sale or exchange or, if earlier, by January 15 of the year following the sale. A purchaser of common units who purchases common units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. Upon receiving such notifications, we are required to notify the IRS of any such transfers of common units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

UNIFORMITY OF COMMON UNITS

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units for a purchaser of the common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Section 754 election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treat that portion as non-amortizable, to the extent attributable to that property’s unamortized Book-Tax Disparity which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). Please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Section 754 election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would

Material United States federal income tax considerations

receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this kind of position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. Our tax counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material items of income, gain, loss or deduction. Please read “DISPOSITION OF COMMON UNITS: Recognition of gain or loss.”

TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such a permitted source. We anticipate that all of our net income will be treated as derived from such a permitted source.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, we will withhold tax at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified

Material United States federal income tax considerations

resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the sale or disposition of that common unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in a trade or business in the United States by virtue of the ownership of the common units, under this ruling, a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or other disposition of the common units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a common unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

ADMINISTRATIVE MATTERS

Information returns and audit procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gains, losses and deductions for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of our income, gains, losses and deductions. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any

Material United States federal income tax considerations

unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in the action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

➢	the name, address and taxpayer identification number of the beneficial owner and the nominee;

➢	a statement regarding whether the beneficial owner is

➢	a person that is not a United States person,

➢	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

➢	a tax-exempt entity;

➢	the amount and description of common units held, acquired, sold or transferred for the beneficial owner; and

➢

specific information including the dates of acquisitions, sales and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished by us.

Registration as a tax shelter

We registered as a “tax shelter” under the law in effect at the time of our initial public offering and were assigned a tax shelter registration number. Issuance of a tax shelter registration number to us does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. The term “tax shelter” has a different meaning for this purpose than under the penalty rules described below at “ACCURACY-RELATED PENALTIES.”

The American Jobs Creation Act of 2004 repealed the tax shelter registration rules and replaced them with the reporting regime described below at “Reportable transactions.” However, IRS Form 8271 nevertheless appears to require a unitholder to report our tax shelter registration number on the unitholder’s tax return for any year in which the unitholder holds our units. The IRS also appears to take the position that a unitholder who sells or transfers our units must provide our tax shelter registration number to the transferee. Unitholders are urged to consult their tax advisors regarding the application of the tax shelter registration rules.

Material United States federal income tax considerations

Reportable transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or a “transaction of interest” or that it produces certain kinds of losses in excess of $2 million in any single year or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “Information returns and audit procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

➢	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described below at “ACCURACY-RELATED PENALTIES,”

➢	for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and

➢	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

ACCURACY-RELATED PENALTIES

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

➢	for which there is, or was, “substantial authority”; or

➢	as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe we are not a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. For individuals, no penalty is imposed unless the portion of the

Material United States federal income tax considerations

underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

In addition to federal income taxes, a unitholder will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a non-resident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP: Entity-level collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult with, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

Underwriting

We are offering the common units described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC are the representatives of the underwriters. UBS Securities LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC are acting as book-running managers of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common units listed next to its name in the following table:

Underwriters	Number of common units
UBS Securities LLC
Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation
SMH Capital Inc.

Total	2,500,000

The underwriting agreement provides that the underwriters must buy all of the common units if they buy any of them. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ over-allotment option described below.

Our common units are offered subject to a number of conditions, including:

➢	receipt and acceptance of our common units by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

Our offering of common units is not conditioned upon the private placement of common units to ONEOK, Inc.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 375,000 additional common units. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $                     per common unit from the public offering price. Any of these securities dealers may resell any common units purchased from the

Underwriting

underwriters to other brokers or dealers at a discount of up to $                      per common unit from the public offering price. If all the common units are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 375,000 common units.

	No exercise	Full exercise
Per common unit	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $600,000.

NO SALES OF SIMILAR SECURITIES

We, ONEOK, Inc., our executive officers and the directors of our sole general partner, ONEOK Partners GP, L.L.C., have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these parties may not, without the prior written approval of the representatives of the underwriters, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common units or securities convertible into or exercisable or exchangeable for our common units. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, the representatives of the underwriters may, in their sole discretion, release some or all of the securities from these lock-up agreements.

If:

➢	during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day lock-up period and ends on the last day of the 90-day lock-up period,

➢	we issue an earnings release; or

➢	material news or a material event relating to us occurs; or

➢	prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period,

then the 90-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Underwriting

NEW YORK STOCK EXCHANGE LISTING

Our common units are listed on the New York Stock Exchange under the symbol “OKS.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involve the sale by the underwriters of a greater number of common units than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

The underwriters and their affiliates have provided in the past and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us for

Underwriting

which they will receive customary fees. Affiliates of UBS Securities LLC, Citigroup Global Markets Inc., Wachovia Capital Markets, LLC and RBC Capital Markets Corporation are lenders under our $1.0 billion revolving credit agreement and, as such, may receive a portion of the proceeds from this offering.

Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of Financial Industry Regulatory Authority, or FINRA, participating in this offering, this offering is being conducted in accordance with Conduct Rule 2710(h) of the NASD Manual. However, because the common units are a class of equity securities for which a “bona fide independent market,” as defined by the FINRA, exists, the appointment of a qualified independent underwriter is not necessary in connection with the offering.

Legal matters

The validity of the common units being offered hereunder is being passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain other legal matters for us will be passed upon for us by Gable & Gotwals P.C., Tulsa, Oklahoma and Andrews Kurth LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP.

Experts

The consolidated financial statements of ONEOK Partners, L.P. as of and for the year ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007, and the consolidated balance sheet of ONEOK Partners GP, L.L.C. as of December 31, 2007, incorporated in this Prospectus by reference to the Current Report on Form 8-K dated March 10, 2008, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ONEOK Partners, L.P. (formerly Northern Border Partners, L.P.) as of December 31, 2006 and for each of the years in the two-year period ended December 31, 2006, and the combined financial statements of ONEOK Energy Assets as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 combined financial statements of ONEOK Energy Assets refers to a change in the method of accounting for asset retirement obligations.

Where you can find more information

We file annual, quarterly and other reports and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.oneokpartners.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of such filings. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., located at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any portions of the respective filings that were furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed, prior to the termination of the offerings under this prospectus supplement:

➢	Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 27, 2008;

➢	Current Reports on Form 8-K/A filed on June 22, 2006, and on Form 8-K filed on January 16, 2008, January 18, 2008 and March 10, 2008.

If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address and phone number:

ONEOK Partners, L.P.

Investor Relations Department

100 West Fifth Street

Tulsa, OK 74103-4298

(877) 208-7318 or (918) 588-7950

PROSPECTUS

ONEOK PARTNERS, L.P.

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

DEBT SECURITIES

We may offer and sell, from time to time, common units representing limited partner interests or debt securities. The debt securities may be either senior or subordinated debt and may be fully and unconditionally guaranteed by ONEOK Partners Intermediate Limited Partnership. Additionally, the debt securities may be convertible into or exercisable or exchangeable for our common units.

We will provide the specific terms of the securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Our common units are listed for trading on the New York Stock Exchange under the symbol “OKS.”

We may sell securities to or through underwriters, dealers or agents. For additional information on the method of sale, you should refer to the section entitled “Plan of Distribution.” The names of any underwriters, dealers or agents involved in the sale of any securities and the specific manner in which they may be offered will be set forth in the prospectus supplement covering the sale of those securities.

Investing in these securities involves certain risks. Limited partnerships are inherently different from corporations. Please read “ Risk Factors” on page 2 of this prospectus and in our most recently-filed Annual Report on Form 10-K and most recently-filed Quarterly Report on Form 10-Q and those that may be included in the applicable prospectus supplement and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page i of this prospectus and other information included and incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2006

ABOUT THIS PROSPECTUS

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information. We are not making an offer of any securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell different types of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

In this prospectus, references to “ONEOK Partners,” “we,” “us” and “our” mean ONEOK Partners, L.P. and its consolidated subsidiaries, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this document and in documents that we have incorporated by reference into this document that constitute forward-looking statements. The forward-looking statements relate to: anticipated financial performance; management’s plans and objectives for future operations; business prospects; outcome of regulatory and legal proceedings; market conditions and other matters. The following discussion is intended to identify important factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of our operations and other statements contained or incorporated in this document and in documents that we have incorporated by reference into this document identified by words such as “anticipate,” “estimate,” “plan,” “expect,” “forecast,” “intend,” “believe,” “projection,” “goal” or similar phrases.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, or, in the case of documents incorporated by reference, the date of those documents. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Those factors may affect our operations, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with the forward-looking statements,

i

factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following:

•	the effects of weather and other natural phenomena on our operations, demand for our services and energy prices;

•	competition from other U.S. and Canadian energy suppliers and transporters as well as alternative forms of energy;

•	the timing and extent of changes in commodity prices for natural gas, natural gas liquids, electricity and crude oil;

•

impact on drilling and production by factors beyond our control, including the demand for natural gas and refinery-grade crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and natural gas liquids from producing areas and our facilities;

•	risks of trading and hedging activities as a result of changes in energy prices or the financial condition of our counterparties;

•

the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline projects and required regulatory clearances, our ability to acquire all necessary rights-of-way in a timely manner, and our ability to promptly obtain all necessary materials and supplies required for construction;

•	the ability to market pipeline capacity on favorable terms;

•	risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines which outpace new drilling;

•	the mechanical integrity of facilities operated;

•	the effects of changes in governmental policies and regulatory actions, including changes with respect to income taxes, environmental compliance, authorized rates or recovery of gas costs;

•

the results of administrative proceedings and litigation, regulatory actions and receipt of expected clearances involving regulatory authorities or any other local, state or federal regulatory body, including the Federal Energy Regulatory Commission;

•	actions by rating agencies concerning our credit ratings;

•

the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension expense and funding resulting from changes in stock and bond market returns;

•	our ability to access capital at competitive rates or on terms acceptable to us;

•	demand for our services in the proximity of our facilities;

•	the profitability of assets or businesses acquired by us;

•	the risk that material weaknesses or significant deficiencies in our internal control over financial reporting could emerge or that minor problems could become significant;

•	the impact and outcome of pending and future litigation;

•	our ability to successfully integrate the operations of the assets acquired from ONEOK, Inc. with our current operations;

•	performance of contractual obligations by our customers;

•	the uncertainty of estimates, including accruals;

•	ability to control operating costs; and

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors could also have material adverse effects on our future results. These and other risks are described in greater detail under the caption “Risk Factors” on page 2 of this prospectus and in our quarterly reports on Form 10-Q and annual report on Form 10-K filed with the SEC that are incorporated herein by reference and may be included in the applicable prospectus supplement.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not have any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, unless the federal securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, or the Securities Act, that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, is available free of charge through our website at http://www.oneokpartners.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

We also provide information to the New York Stock Exchange because our common units are traded on the New York Stock Exchange. You can inspect our reports and other information about us at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any portions of the respective filings that were furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed, prior to the termination of the offerings under this prospectus:

•	Annual Report on Form 10-K (File No. 1-12202) for the year ended December 31, 2005 filed on March 7, 2006;

•	Quarterly Reports on Form 10-Q (File No. 1-12202) for the periods ended March 31, 2006 and June 30, 2006 filed on May 4, 2006 and August 4, 2006, respectively;

•

Current Reports on Form 8-K (File No. 1-12202) filed on January 24, 2006, February 21, 2006, March 30, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information), March 31, 2006, April 4, 2006, April 12, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information), April 18, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information), April 25, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information), May 4, 2006, May 8, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information), May 18, 2006, May 23, 2006, June 5, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information), July 20, 2006, September 18, 2006 (except for the information furnished pursuant to Item 7.01 and the furnished exhibit relating to that information) and September 19, 2006 and our amended Current Reports on Form 8-K/A (File No. 1-12202) filed on April 5, 2006 and June 22, 2006; and

•

The description of our common units contained in Amendment No. 2 to our registration statement on Form 8-A (File No. 1-12202) filed on September 19, 2006, including any amendment or reports filed for the purpose of updating the description.

Documents incorporated by reference in this prospectus are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this prospectus as an exhibit. You can obtain documents incorporated by reference in this prospectus by requesting them from us in writing at the following address or by telephone at the following telephone number:

ONEOK Partners, L.P.

Investor Relations Department

100 West Fifth Street

Tulsa, Oklahoma 74103-4298

Telephone No.: (877) 208-7318

or

(918) 588-7950

ONEOK PARTNERS, L.P.

We are a publicly-traded Delaware limited partnership formed in 1993. Our common units are listed on the New York Stock Exchange under the trading symbol “OKS.” Our primary business objectives are to generate stable cash flow sufficient to pay quarterly cash distributions to our unitholders and to increase our quarterly cash distributions over time. We own and manage natural gas gathering, processing, storage and interstate and intrastate pipeline assets and one of the nation’s premier natural gas liquids, or NGL, systems, connecting much of the natural gas and NGL supply in the Mid-continent region with key market centers. We own a 50 percent interest in a leading transporter of natural gas imported from Canada into the United States. Our business operations are divided into the following four strategic business units based on similarities in economic characteristics, products and services, types of customers, methods of distribution and regulatory environment:

•	the Gathering and Processing segment, which primarily gathers and processes raw, or unprocessed, natural gas;

•	the Natural Gas Liquids segment, which primarily treats and fractionates raw natural gas liquids, and stores and markets purity, or fractionated, natural gas liquids products;

•

the Pipelines and Storage segment, which primarily operates intrastate natural gas transmission pipelines, natural gas storage facilities and regulated natural gas liquids gathering and distribution pipelines; and

•	the Interstate Natural Gas Pipelines segment, which primarily operates our interstate natural gas transmission pipelines.

We are managed by our general partner, ONEOK Partners GP, L.L.C., a Delaware limited liability company. Our general partner is managed by its sole member, ONEOK, Inc., an Oklahoma corporation.

Our principal executive offices are located at 100 West Fifth Street, Tulsa, Oklahoma 74103-4298, and our telephone number at that address is (918) 588-7000.

ONEOK PARTNERS INTERMEDIATE LIMITED PARTNERSHIP

ONEOK Partners Intermediate Limited Partnership, a Delaware limited partnership, is our wholly owned subsidiary and is managed by its general partner, ONEOK ILP GP, L.L.C., a Delaware limited liability company and our direct wholly owned subsidiary. ONEOK Partners Intermediate Limited Partnership is a holding company through which we own our interests in our operating subsidiaries.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider the risk factor set forth below, those risk factors included in our most-recent annual report on Form 10-K and our quarterly reports on Form 10-Q that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

Tax Risks to Common Unitholders

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity level taxation by any state. If the Internal Revenue Service, or IRS, were to treat us as a corporation or if we were to become subject to a material amount of entity level taxation for state tax purposes, then our cash available for distribution to our common unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this matter.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and we likely would pay state taxes as well. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow though to our unitholders. Because a tax would be imposed upon us as a corporation, the cash available for distributions to our common unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the after-tax return to our common unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity level federal taxation. In addition, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, we will be subject to a new entity level tax on the portion of our income generated in Texas beginning in 2007. Specifically, the Texas margin tax will be imposed at a maximum effective rate of 0.7% of our gross income apportioned to Texas. Imposition of such tax on us by Texas, or any other state, will reduce the cash available for distribution to our common unitholders.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the securities offered by this prospectus for general partnership purposes unless we specify otherwise in an applicable prospectus supplement. These purposes may include repayment and refinancing of debt, working capital, capital expenditures and repurchases and redemptions of securities. We may invest any funds we do not require immediately for general partnership purposes in marketable securities and short-term investments.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement. The debt securities will be either senior debt securities or subordinated debt securities issued by ONEOK Partners, L.P. If we offer senior debt securities, we will issue them under a senior indenture. If we offer subordinated debt securities, we will issue them under a subordinated indenture containing subordination provisions. The debt securities will be governed by the provisions of the applicable indenture and those made part of such indenture by reference to the Trust Indenture Act of 1939, as amended. We urge you to read the indentures filed as exhibits to the registration statement of which this prospectus is a part, because those indentures, and not this description, govern your rights as a holder of debt securities. For purposes of this “Description of the Debt Securities,” when we refer to “us,” “we,” “our,” “ours,” or “ONEOK Partners,” we are describing ourselves, ONEOK Partners, L.P. only, and not any of our subsidiaries. References in this prospectus to an “indenture” refer to each of the senior indenture and the subordinated indenture.

General

The Debt Securities

Any series of debt securities that we issue:

•	will be our general obligations; and

•	may be subordinated to our senior indebtedness.

Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. We may issue debt securities under each indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of our general partner and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the title of the debt securities of such series (which shall distinguish the debt securities of the series from all other debt securities);

•	any limit upon the aggregate principal amount of the debt securities of such series that may be authenticated and delivered under the indenture;

•	the date or dates on which the principal and premium, if any, of the debt securities of such series are payable;

•

the rate or rates (which may be fixed or variable) at which the debt securities of the series shall bear interest, if any, or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable, or the method by which such date will be determined, the record dates for the determination of holders thereof to whom such interest is payable and the basis upon which interest will be calculated if other than that of a 360-day year of twelve thirty-day months;

•

the place or places, if any, in addition to or instead of the corporate trust office of the trustee, where the principal of, and premium, if any, and interest on, debt securities of the series shall be payable;

•

the price or prices at which, the period or periods within which and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part, at the option of ONEOK Partners or otherwise;

•	the obligation, if any, of ONEOK Partners to redeem, purchase or repay debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the price or prices at which and the period or periods within which and the terms and conditions upon which debt securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

•

the terms, if any, upon which the debt securities of the series may be convertible into or exchanged for Capital Interests (which may be represented by depositary shares), other debt securities or warrants for Capital Interests, debt securities or other securities of any kind of ONEOK Partners or any other obligor and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

•

if the amount of principal of or any premium or interest on debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

•

if the principal amount payable at the stated maturity of debt securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

•	any changes or additions to the defeasance article of the applicable indenture, including the addition of covenants that may be subject to the covenant defeasance option included in such article;

•

if other than the full principal amount thereof, the portion of the principal amount of debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof or provable, pursuant to the indenture, in bankruptcy;

•

the terms, if any, of the transfer, mortgage, pledge or assignment as security for the debt securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the indenture as currently in effect;

•

any addition to, deletion or change in the events of default with respect to the debt securities of the series and any change in the right of the trustee or the holders of debt securities to declare the principal of, and premium and interest on, such debt securities due and payable;

•

if the debt securities of the series shall be issued in whole or in part in the form of a global security or securities, the terms and conditions, if any, upon which such global security or securities may be exchanged in whole or in part for other individual debt securities in definitive registered form; and the depositary for such global security or securities and the form of any legend or legends to be borne by any such global security or securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars;

•

the applicability of, and any addition to or change in the covenants and definitions currently set forth in the indenture or in the terms currently set forth in the provisions of the indenture described below under the caption “Other Covenants — Consolidation, Merger, Sale or Conveyance,” including conditioning any merger, conveyance, transfer or lease permitted by such provisions upon the satisfaction of any debt coverage standard by ONEOK Partners;

•	with regard to any debt securities of the series that do not bear interest, the dates for certain required reports to the trustee;

•

whether the debt securities of such series will be guaranteed pursuant to the guarantee provisions of the indenture governing such series, any modifications to the terms of such provisions applicable to the debt securities of such series and the applicability of any other guarantees; and

•	any other terms of the debt securities of such series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement may also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Ranking

The senior debt securities will have the same rank as all of our other unsecured and unsubordinated Debt. The subordinated debt securities will be subordinated to senior indebtedness as described under “Provisions Only in the Subordinated Indenture—Subordinated Debt Securities Subordinated to Senior Debt” below.

Guarantee

To the extent provided in a prospectus supplement and either an indenture supplement or a resolution of the board of directors of our general partner, in each case, relating to a particular series of debt securities, each of our Subsidiaries that becomes a guarantor of the debt securities of such series, and any of our Subsidiaries that is a successor thereto, will fully, irrevocably, unconditionally and absolutely guarantee the due and punctual payment of the principal of, and premium, if any, and interest on such debt securities, and all other amounts due and payable under the applicable indenture and such debt securities by ONEOK Partners to the trustee or the holders of such debt securities.

No Limitation on Indebtedness

The indentures do not limit the amount of indebtedness or other obligations that we may incur and do not give you the right to require us to repurchase your debt securities upon a change of control.

Provisions Only in the Senior Indenture

Summary

The senior debt securities will rank equally in right of payment with all our other senior and unsubordinated Debt and senior in right of payment to any of our subordinated Debt (including the subordinated debt securities). The senior indenture will contain restrictive covenants, including provisions that:

•	limit our ability to put Liens on any of our property or assets; and

•	limit our ability to sell and lease back our property.

We have described below these provisions. We have also set forth below the definitions of important terms used in these provisions.

Limitation on Liens

ONEOK Partners will not, and will not permit any Restricted Subsidiary to, create, incur, issue or assume any Debt secured by any Lien on any Principal Property, or on Capital Interests or Debt of any Restricted Subsidiary (“Restricted Securities”), without making effective provision for the outstanding debt securities under the indenture (except as otherwise specified pursuant to the indenture for the debt securities of any series) to be secured by the Lien equally and ratably with (or prior to) any and all Debt and obligations secured or to be secured thereby for so long as such Debt is so secured. The foregoing restriction will not apply to:

•	any Lien existing on the date of the first issuance of debt securities under the indenture;

•

any Lien on any Principal Property or Restricted Securities of any Person existing at the time such Person is merged or consolidated with or into ONEOK Partners or a Restricted Subsidiary, or such Person becomes a Restricted Subsidiary;

•

any Lien on any Principal Property existing at the time of acquisition of such Principal Property by ONEOK Partners or a Restricted Subsidiary, whether or not assumed by ONEOK Partners or such Restricted Subsidiary; provided that no such Lien may extend to any other Principal Property of ONEOK Partners or any Restricted Subsidiary;

•

any Lien on any Principal Property (including any improvements on an existing Principal Property) of ONEOK Partners or any Restricted Subsidiary, and any Lien on the Capital Interests of a Restricted Subsidiary that was formed or is held for the purpose of acquiring and holding such Principal Property, in each case to secure all or any part of the cost of acquisition, development, operation, construction, alteration, repair or improvement of all or any part of such Principal Property (or to secure Debt incurred by ONEOK Partners or a Restricted Subsidiary for the purpose of financing all or any part of such cost); provided that such Lien is created prior to, at the time of, or within 12 months after the latest of, the acquisition, completion of construction or improvement, or commencement of commercial operation of such Principal Property; and provided, further, that no such Lien (unless otherwise permitted) may extend to any other Principal Property of ONEOK Partners or any Restricted Subsidiary, other than any theretofore unimproved real property on which the Principal Property is so constructed or developed or the improvement is located;

•	any Lien on any Principal Property or Restricted Securities to secure Debt owing to ONEOK Partners or to another Restricted Subsidiary;

•

any Lien in favor of governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure Debt incurred to finance the purchase price or cost of constructing or improving the property subject to such Lien;

•	any Lien created in connection with a project financed with, and created to secure, Non-Recourse Debt;

•

carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings;

•

Liens (other than Liens imposed by ERISA) on the property of ONEOK Partners or any of its Restricted Subsidiaries incurred, or pledges or deposits required, in connection with workmen’s compensation, unemployment insurance and other social security legislation;

•

Liens securing taxes that remain payable without penalty or which are being contested in good faith by appropriate proceedings where collection thereof is stayed; provided that ONEOK Partners or any Restricted Subsidiary has set aside on its books reserves with respect to such taxes (segregated to the extent required by GAAP) deemed by it to be adequate;

•

any right that any municipal or governmental body or agency may have by virtue of any franchise, license or contract to purchase or designate a purchaser of, or order the sale of, any property of ONEOK Partners or any Restricted Subsidiary upon payment of reasonable compensation therefor or to terminate any franchise, license or other rights or to regulate the property and business of ONEOK Partners or any Restricted Subsidiary;

•

any Liens, neither assumed by ONEOK Partners or any Restricted Subsidiary nor on which it customarily pays interest, existing upon real estate, or rights in or relating to real estate acquired by ONEOK Partners or any Restricted Subsidiary for sub-station, measuring station, regulating station, gas purification station, compressor station, transmission line, distribution line or right-of-way purposes;

•

easements or reservations in any property of ONEOK Partners or any Restricted Subsidiary for the purpose of roads, pipe lines, hydrocarbon transmission and distribution lines, electric light and power transmission and distribution lines, water mains and other like purposes, and zoning ordinances, regulations and restrictions which do not impair the use of such property in the operation of the business of ONEOK Partners or any Restricted Subsidiary;

•

any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), in whole or in part, of any Lien referred to in the foregoing bullets, provided that the Debt secured thereby may not exceed the principal amount of Debt so secured at the time of such renewal or refunding, and that such renewal or refunding Lien must be limited to all or any part of the same property and improvements thereon, Capital Interests or Debt that secured the Lien renewed or refunded; or

•

any Lien not permitted above securing Debt that, together with the aggregate outstanding principal amount of other secured Debt that would otherwise be subject to the foregoing restrictions (excluding Debt secured by Liens permitted under the foregoing exceptions) and the Attributable Indebtedness in respect of all Sale-Leaseback Transactions (not including Attributable Indebtedness in respect of any such Sale-Leaseback Transactions described in clause (iii) or (iv) under “—Limitation on Sale-Leaseback Transactions” below) would not then exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale-Leaseback Transactions

ONEOK Partners will not, and will not permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction unless (i) ONEOK Partners or a Restricted Subsidiary would be entitled, without securing the outstanding debt securities under the indenture, to incur Debt secured by a Lien on the Principal Property that is the subject of such Sale-Leaseback Transaction; (ii) the Attributable Indebtedness associated therewith would be in an amount permitted under the last bullet point under “—Limitation on Liens” above; (iii) the proceeds received in respect of the Principal Property so sold and leased back at the time of entering into such Sale-

Leaseback Transaction are used for the business and operations of ONEOK Partners or any of its Subsidiaries; or (iv) within 12 months after the sale or transfer, an amount equal to the proceeds received in respect of the Principal Property so sold and leased back at the time of entering into such Sale-Leaseback Transaction is applied to the prepayment (other than mandatory prepayment) of any outstanding debt securities under the indenture or Funded Debt of ONEOK Partners or a Restricted Subsidiary (other than Funded Debt that is held by ONEOK Partners or any Restricted Subsidiary or Funded Debt of ONEOK Partners that is subordinate in right of payment to any outstanding debt securities under the indenture).

Definitions

As used in the foregoing description of covenants by which we are bound pursuant to the senior indenture, the following terms have the following meanings:

“Attributable Indebtedness” means with respect to a Sale-Leaseback Transaction involving any Property, as of the time of determination, the least of (i) the fair market value of such Property (as determined in good faith by the Board of Directors); (ii) the present value of the total Net Amount of Rent required to be paid under the lease involved in such Sale-Leaseback Transaction during the remaining term thereof (including any renewal term exercisable at the lessee’s option or period for which the lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease, compounded semiannually; and (iii) if the obligation with respect to such Sale-Leaseback Transaction constitutes an obligation that is required to be classified and accounted for as a Capital Lease Obligation for financial reporting purposes in accordance with U.S. generally accepted accounting principles, the amount equal to the capitalized amount of such obligation required to be paid by the lessee as determined in accordance with U.S. generally accepted accounting principles and included in the financial statements of the lessee.

“Capital Interests” of any person means any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock of such person, including, without limitation, with respect to partnerships, partnership interests (whether general or limited), and with respect to limited liability companies, member interests and any other interest or participation that confers on the holder thereof the right to receive a share of the profits and losses of, or distributions of assets of, such person.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means, at any date of determination, the aggregate amount of total assets included in the most recent quarterly or annual balance sheet of ONEOK Partners and its consolidated Subsidiaries prepared in accordance with generally accepted accounting principles less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, provided, however, that there shall not be deducted billings recorded as revenues deferred pending the outcome of rate proceedings (less applicable income taxes thereon), if and to the extent the obligation to refund the same shall not have been finally determined; (ii) appropriate allowance for minority interests in Capital Interests of Subsidiaries; and (iii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles reflected in such balance sheet.

“Debt” means obligations for money borrowed, evidenced by notes, bonds, debentures or other similar evidences of borrowed money.

“Funded Debt” means all Debt maturing one year or more from the date of the incurrence, creation, assumption or guarantee thereof, all Debt directly or indirectly renewable or extendable, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the incurrence, creation, assumption or guarantee thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Lien” means any lien, mortgage, pledge, encumbrance, charge or security interest securing Debt. However, the following types of transactions will not be considered to result in a Lien: (i) any acquisition by ONEOK Partners or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in oil, gas or any other mineral in place or the proceeds thereof, (ii) any conveyance or assignment whereby ONEOK Partners or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in oil, gas or any other mineral in place or the proceeds thereof, (iii) any Lien upon any property or assets either owned or leased by ONEOK Partners or any Restricted Subsidiary or in which ONEOK Partners or any Restricted Subsidiary owns an interest that secures for the benefit of the Person or Persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of such property or assets (or property or assets with which it is unitized) the payment to such Person or Persons of ONEOK Partners’ or the Restricted Subsidiary’s proportionate part of such development or operating expenses or (iv) any hedging arrangements entered into in the ordinary course of business, including any obligation to deliver any mineral, commodity or asset in connection therewith.

“Net Amount of Rent” as to any lease for any period means the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts, whether or not designated as rent or additional rent, required to be paid on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of (1) the net amount determined assuming termination of the lease on the first date such lease may be terminated (in which case such net amount shall also include the amount of such penalty, but no rent shall be considered as payable under such lease subsequent to the first date upon which it may be so terminated) and (2) such net amount assuming no such termination.

“Non-Recourse Debt” means, at any time, Debt incurred after the date of the indenture by ONEOK Partners or a Restricted Subsidiary in connection with the acquisition of property or assets by ONEOK Partners or a Restricted Subsidiary or the financing of the construction of or improvements on property, whenever acquired; provided that, under the terms of such Debt and pursuant to applicable law, the recourse at such time and thereafter of the lenders with respect to such Debt is limited to the property or assets so acquired, or such construction or improvements, including Debt as to which a performance or completion guarantee or similar undertaking was initially applicable to such Debt or the related property or assets if such guarantee or similar undertaking has been satisfied and is no longer in effect.

“Principal Property” means any property located in the United States, except any such property that in the opinion of the board of directors of the general partner of ONEOK Partners is not of material importance to the total business conducted by ONEOK Partners and its consolidated Subsidiaries.

“Property” means any right or interest of ONEOK Partners or any of its Subsidiaries in and to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible.

“Restricted Subsidiary” means any Subsidiary that owns or leases a Principal Property.

“Sale-Leaseback Transaction” means any arrangement with any person pursuant to which ONEOK Partners or any of its Subsidiaries leases any Principal Property that has been or is to be sold or transferred by ONEOK Partners or its Subsidiaries to such person, other than (a) any such transaction involving a lease for a term of not more than three years or classified as an operating lease under generally accepted accounting principles, (b) any such transaction between ONEOK Partners and any of its Subsidiaries or between any Subsidiaries of ONEOK Partners, and (c) any such transaction executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction, development or improvement, or the commencement of commercial operation of ONEOK Partners’ Principal Property subject to such leasing transaction.

“Subsidiary” of any person means:

•

any person of which more than 50% of the total voting power of Capital Interests entitled (without regard to any contingency) to vote in the election of directors, managers, trustees, or equivalent persons, at the time of such determination, is owned or controlled, directly or indirectly, by such person or one or more of the Subsidiaries of such person or a combination thereof;

•

in the case of a partnership, any person of which more than 50% of the partners’ Capital Interests (considering all partners’ Capital Interests as a single class), at the time of such determination, is owned or controlled, directly or indirectly, by such person or one or more of the Subsidiaries of such person; or

•

any other person with respect to which such person or one or more of the Subsidiaries of such person or a combination thereof has the power to control by contract or otherwise the board of directors, managers, trustees or equivalent governing body or otherwise controls such entity.

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Senior Debt

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness to the extent provided in the subordinated indenture. “Senior Indebtedness,” unless otherwise provided with respect to the debt securities of a series, means (1) all our Debt, whether currently outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such Debt, it is provided that such Debt is not superior in right of payment to the subordinated debt securities or to other Debt which is equal in right of payment with or subordinated to the subordinated debt securities, and (2) any modifications, refunding, deferrals, renewals or extensions of any such Debt or securities, notes or other evidence of Debt issued in exchange for such Debt; provided that in no event shall Senior Indebtedness include (i) our indebtedness owed or owing to any of our Subsidiaries or to any officer, director or employee of us or any of our Subsidiaries, (ii) indebtedness to trade creditors or (iii) any liability for taxes owed or owing by us.

The holders of our Senior Indebtedness will receive payment in full of such Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities:

•	upon any payment or distribution of our assets to creditors;

•	upon our liquidation or dissolution; or

•	in a bankruptcy, receivership or similar proceeding relating to us or our property.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that such holders may receive capital stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless:

•	the default has been cured or waived and the declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the trustee receive written notice approving the payment from the representatives of each issue of Designated Senior Indebtedness.

“Designated Senior Indebtedness” means:

•

any Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $100 million; and

•	any other Senior Indebtedness that we may designate.

During the continuance of any default with respect to any Designated Senior Indebtedness, other than a default described in the paragraph preceding the definition of Designated Senior Indebtedness, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or upon the expiration of any applicable grace periods, we may not make payments on the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will expire 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice to the trustee and us from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Blockage Notice is no longer continuing.

Unless the holders of such Designated Senior Indebtedness or the representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Not more than one Blockage Notice may be given in any period of 360 consecutive days unless otherwise specified with respect to a series of subordinated debt securities. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Other Covenants

Any series of debt securities may contain additional financial and other covenants applicable to us. The applicable prospectus supplement will contain a description of any such covenants that are added to the indenture specifically for the benefit of holders of a particular series.

Consolidation, Merger, Sale or Conveyance

Neither ONEOK Partners nor any guarantor of debt securities shall consolidate or amalgamate with or merge with or into any person, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any person, whether in a single transaction or a series of related transactions:

(1) except in accordance with the provisions of such entity’s partnership agreement, certificate or articles of incorporation, bylaws or other applicable organizational documents, and

(2) unless:

(a)	either (i) ONEOK Partners or such guarantor (as the case may be) shall be the continuing person in the case of a merger or (ii) the resulting, surviving or transferee person if other than ONEOK Partners or such guarantor (respectively, the “Successor Partnership” and the “Successor Guarantor”), shall be a partnership, limited liability company or corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, or Canada or any province thereof, and the Successor Partnership or Successor Guarantor (as the case may be) shall expressly assume, by one or more supplemental indentures, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of ONEOK Partners or such guarantor (as applicable) under the applicable indenture(s) and the debt securities or the applicable guarantee according to their tenor;

(b)	immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Successor Partnership or the Successor Guarantor (as the case may be) or any Subsidiary thereof as a result of such transaction as having been incurred by the Successor Partnership or the Successor Guarantor (as applicable) or such Subsidiary at the time of such transaction), no default or event of default would occur or be continuing; and

(c)	ONEOK Partners shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger or disposition and such supplemental indenture(s) (if any) comply with the applicable indenture(s).

In case of any consolidation, amalgamation or merger where ONEOK Partners or any guarantor is not the continuing person, or disposition of all or substantially all of the assets of ONEOK Partners or any guarantor in accordance with this covenant, the Successor Partnership or Successor Guarantor (as the case may be) shall succeed to and be substituted for ONEOK Partners or such guarantor (as applicable) with the same effect as if it had been named in the applicable indenture(s) as the respective party to the applicable indenture(s), and the predecessor entity shall be released from all liabilities and obligations under the applicable indenture(s), the debt securities and any guarantee, except that no such release will occur in the case of a lease of all or substantially all of its assets.

Events of Default, Remedies and Notice

Events of Default

Each of the following events will be an “event of default” under the senior indenture or the subordinated indenture, as applicable, with respect to each series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•

default in the payment of principal of or premium, if any, on any debt securities of that series when due, whether at stated maturity, upon redemption, by declaration, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure on the part of ONEOK Partners or any guarantor duly to observe or perform any other of the covenants or agreements on the part of ONEOK Partners or such guarantor with respect to the debt securities of that series set forth in the indenture with respect to such series or in any supplemental indenture with respect to such series, or, in the absence of an applicable supplemental indenture, in any resolution of the board of directors of our general partner authorizing the issuance of that series of debt securities (other than a covenant a default in the performance of which is elsewhere specifically dealt with), continuing for a period of 90 days after the date on which written notice specifying such failure and requiring ONEOK Partners and such guarantor to remedy the same shall have been given, by registered or certified mail, to ONEOK Partners and such guarantor by the trustee, or to ONEOK Partners, such guarantor and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of that series at the time outstanding;

•	certain events of bankruptcy, insolvency or reorganization of ONEOK Partners or its guarantors (if any);

•

default by us or any of our Subsidiaries in the payment, at maturity and after the expiration of any applicable grace period, of principal of, premium, if any, or interest on indebtedness for money borrowed in the principal amount then outstanding of $100,000,000 or more, or acceleration of any indebtedness for borrowed money of such amount, such that the indebtedness becomes due and payable prior to its maturity date and such acceleration is not rescinded within 60 days after notice thereof has been given to ONEOK Partners by the trustee or to ONEOK Partners and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series; provided that, if, prior to the entry of judgment in favor of the trustee for payment of the debt securities of such series, the default under such indenture or instrument has been remedied or cured by ONEOK Partners or such Subsidiary, or waived by the holders of such indebtedness, then the event of default under the indenture will be deemed likewise to have been remedied, cured or waived;

•

except as permitted by the indenture, any guarantee ceases to be in full force and effect or is declared null and void in a judicial proceeding or any guarantor denies or disaffirms its obligations under the indenture or its guarantee; or

•

any other event of default provided in any supplemental indenture or, in the absence of an applicable supplemental indenture, in a resolution of the board of directors of our general partner with respect to debt securities of that series.

Exercise of Remedies

If an event of default, other than an event of default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

If an event of default described in the fifth bullet point above occurs, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series by written notice to the trustee may:

•	waive all past defaults, except with respect to nonpayment of principal, premium or interest; and

•	rescind any acceleration with respect to the debt securities of that series,

but only if:

•	rescinding the acceleration would not conflict with any judgment or decree of a court of competent jurisdiction already rendered; and

•

all existing events of default with respect to the debt securities of such series have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely because of acceleration.

If an event of default occurs and is continuing, the trustee will be under no obligation, except as otherwise provided in the indenture, to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities unless such holders have offered to the trustee reasonable indemnity or security against any costs, liabilities or expenses. No holder of debt securities may pursue any remedy with respect to the indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest when due, unless:

•	such holder has previously given the trustee notice that an event of default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the trustee pursue the remedy;

•	such holders have offered the trustee reasonable indemnity or security against any costs, liabilities or expenses;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the trustee a direction that is inconsistent with such request.

The holders of a majority in aggregate principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any right or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the indenture;

•	the trustee determines is unduly prejudicial to the rights of any other holder of debt securities of that series; or

•	the trustee determines would involve it in personal liability.

Notice of Event of Default

Within 30 days after the occurrence of any default or event of default, we are required to give written notice to the trustee and indicate the status of the default or event of default and what action we are taking or propose to take to cure the default or event of default. In addition, we are required to deliver to the trustee, within 150 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the indenture.

If a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder a notice of the event of default by the later of 90 days after the event of default occurs or 30 days after the trustee knows of the event of default. However, except in the case of a default in the payment of principal, premium or interest with respect to any debt securities or in the making of any sinking fund payments with respect to any debt securities, the trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments, Supplements and Waivers

ONEOK Partners, each guarantor (if any), and the trustee may enter into a supplemental indenture without the consent of any holder of debt securities to, among other things:

•	provide for the assumption by a successor of our obligations under the indenture;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us;

•	cure any ambiguity, omission, defect or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the trustee;

•	permit the qualification of the indenture under the Trust Indenture Act;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;

•	secure any or all of the debt securities;

•

for the subordinated debt securities indenture, make any change in the subordination provision that would limit or terminate the benefits available to any holder of senior indebtedness (or Representatives therefor); provided, however, that an amendment may not make any change that adversely affects the rights of any holder of senior indebtedness then outstanding, unless the holders of the requisite percentage of such senior indebtedness (or any group or representative thereof authorized to give a consent) consent to such change, as provided in the agreements under which such senior indebtedness is outstanding;

•	make any change that does not adversely affect the rights of any holder of debt securities;

•

add to, change or eliminate any of the provisions of the indenture in respect of one or more series of debt securities; provided, however, that any such addition, change or elimination not otherwise permitted shall neither apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holder of any such debt security with respect to such provision or shall become effective only when there is no such debt security outstanding;

•	add or appoint a successor or separate trustee;

•	establish the form or terms of debt securities of any series as permitted by the indenture; and

•	reflect the release of any guarantor of its obligations under the guarantee, in the manner provided by the indenture.

In addition, ONEOK Partners, each guarantor (if any), and the trustee may enter into a supplemental indenture if the holders of a majority in aggregate principal amount then outstanding of all debt securities of each series that would be affected by the supplemental indenture consent to it. No such supplemental indenture, without the consent of each holder of outstanding debt securities of each series that would be affected, shall:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities;

•	make any change in the amendment provisions which requires each holder’s consent; or

•	make any change in the waiver provisions.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed supplemental indenture. It is sufficient if such consent approves the substance of the proposed supplemental indenture. After an amendment pursuant to a supplemental indenture becomes effective, we are required to mail to all holders of debt securities of each affected series a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, may waive:

•	compliance by us with certain restrictive provisions of the indenture; and

•	any past default or event of default under the indenture;

except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the indenture cannot be amended without the consent of all holders of the affected series of debt securities.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations, and those of each guarantor (if any), under such series of debt securities and the indenture, which we call a “legal defeasance.”

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate the operation of provisions that, among other things:

•	require us to file SEC reports and financial statements with the trustee;

•	require us to preserve our corporate existence;

•	limit our ability to incur indebtedness secured by a Lien, as described above under “Provisions Only in the Senior Indenture—Limitation on Liens;”

•	limit our ability to engage in Sale-Leaseback Transactions, as described above under “Provisions Only in the Senior Indenture—Limitation on Sale-Leaseback Transactions;”

•	relate to our consolidation or merger or the sale or conveyance of all or substantially all of our assets;

•	are made applicable to a particular series of debt securities as described in the prospectus supplement applicable to such series, except as otherwise described in such prospectus supplement; and

•	establish certain events of default.

If we decide to make a legal defeasance or a covenant defeasance, however, we may not terminate our obligations to, among other things:

•	register the transfer or exchange of the debt securities;

•	replace mutilated, destroyed, lost or stolen debt securities;

•	pay the principal of, and premium, if any, and interest on the debt securities at the place and time and in the manner provided in the indenture or in the debt securities;

•

maintain offices where the debt securities may be presented or surrendered for payment, transfer or exchange and where notices and demands to or upon us in respect of the debt securities and the indenture may be served;

•	appoint a trustee whenever necessary to avoid or fill a vacancy in the office of trustee;

•	maintain provisions relating to paying agents;

•	deliver to the trustee, within 150 days after the end of each fiscal year, a compliance certificate indicating that ONEOK Partners has complied with all covenants contained in the indenture;

•

pay such additional amounts as may be necessary so that the net amount received by each holder of debt securities will equal the amount that the holder would have received if taxes had not been required to be withheld or deducted where either ONEOK Partners or a guarantor, if any, is required to withhold or deduct taxes due from any payment made under or with respect to the debt securities or a guarantee;

•	furnish to the trustee a list of the names and addresses of the holders of the debt securities, so long as the trustee is not serving as the registrar with respect to the debt securities;

•	compensate the trustee for all services rendered under the indenture and to reimburse the trustee for all reasonable expenses incurred in accordance with the provisions of the indenture;

•	indemnify the trustee for, and hold it harmless against, any loss, liability or expense arising out of the trustee’s performance of its duties under the indenture;

•	turn over to ONEOK Partners upon request any excess money or securities held by the trustee or paying agent at any time;

•	indemnify the trustee and the holders of debt securities against any tax, fee or charge assessed against deposited U.S. government obligations or the principal and interest thereon; and

•

revive and reinstate the obligations of ONEOK Partners and each guarantor, if any, under the indenture and the debt securities of the defeased series (or the guarantees related thereto) until such time as the trustee or any paying agent is permitted to apply all such money or U.S. government obligations.

We may exercise our legal defeasance option notwithstanding our prior exercise of the covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an event of default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of:

•	events of default with respect to our compliance with covenants in the indenture;

•	cross defaults on other indebtedness for borrowed money;

•

a guarantee, if any, ceases to be in full force and effect or is declared null and void in a judicial proceeding or any guarantor, if any, denies or disaffirms its obligations under the indenture or its guarantee; and

•	other events of default made applicable to a particular series of debt securities.

In order to exercise either defeasance option, we must:

•

irrevocably deposit in trust with the trustee money or certain U.S. government obligations for the payment of principal of, and premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;

•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

•

deliver to the trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

No Personal Liability of General Partner

Obligations of ONEOK Partners (or any guarantor) under the indenture and the debt securities are non-recourse to the general partner (or the general partners or other holders of equity interests of any guarantor), and their respective affiliates (other than ONEOK Partners and any guarantor), and payable only out of cash flow and assets of ONEOK Partners and any guarantor. The trustee, and each holder of a debt security by its acceptance thereof, will be deemed to have agreed in the indenture that (1) none of the general partner or the general partners or other holders of equity interests of any guarantor (nor any of their respective affiliates other than ONEOK Partners and any guarantor) shall be liable for any of the obligations of ONEOK Partners or any guarantor under the indenture or any debt securities, and (2) no partner, director, officer, employee, equity holder or unitholder, as such, of ONEOK Partners, any guarantor, the trustee, the general Partner or any affiliate of any of the foregoing entities and no member of the board of directors of the general partner shall have any personal liability in respect of the obligations of ONEOK Partners or any guarantor under the indenture or any debt securities by reason of his, her or its status.

The Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

File with the Securities and Exchange Commission

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if: DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

DESCRIPTION OF COMMON UNITS

The following is a brief description of our common and Class B units. Please read the description of our common units and Class B units, our partnership agreement and our cash distribution policy contained in Amendment No. 2 to our registration statement on Form 8-A filed on September 19, 2006, including any amendment or report filed for the purpose of updating the description, which are incorporated herein by reference, for more information on the common units and Class B units, our partnership agreement and our cash distribution policy.

As of August 1, 2006, we had 46,397,214 common units and 36,494,126 Class B units outstanding, representing a 98% limited partner interest in us. Thus, our equity consists of a 2% general partner interest and common units and Class B units representing in the aggregate a 98% limited partner interest.

Distributions

In general, our general partner is entitled to 2% of all cash distributions, and the holders of common units and Class B units are entitled to the remaining 98% of all cash distributions, except that the general partner is entitled to incentive distributions if the amount distributed with respect to any quarter exceeds $0.605 per common unit ($2.42 annualized). Under the incentive distribution provisions, our general partner is entitled to 15% of amounts distributed in excess of $0.605 per common unit, 25% of amounts distributed in excess of $0.715 per common unit ($2.86 annualized) and 50% of amounts distributed in excess of $0.935 per common unit ($3.74 annualized). The amounts that trigger incentive distributions at various levels are subject to adjustment in certain events, as described in our partnership agreement.

Voting

Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group owns beneficially 20% or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

Class B Units

Our Class B units are entitled to the same distribution rights as the common units, but are subordinated to the common units related to the minimum quarterly distribution.

We will hold a special election for holders of common units as soon as practical, but no later than April 2007, subject to extension, to approve the conversion of the Class B units into common units and to approve certain amendments to our partnership agreement. The proposed amendments to our partnership agreement will grant voting rights for common units held by our general partner if a vote is held to remove our general partner and require fair market value compensation for the general partner interest if the general partner is removed. The conversion proposal requires the approval of holders of a majority of the common units voted at the special meeting, provided that the votes cast on that proposal represent a majority of the common units entitled to vote (excluding common units held by ONEOK, Inc. and its affiliates). The amendment proposal requires the approval of holders of at least 66 2/3% of the outstanding common units (excluding common units held by ONEOK and its affiliates).

If the common unitholders do not approve the conversion and the amendments, the Class B unit distribution rights would increase to 115% of the distribution paid on the common units, including distributions paid upon liquidation. If the conversion and the amendments are approved by the common unitholders, the Class B units will automatically convert into common units on a one-for-one basis and the Class B units will no longer be outstanding. If the common unitholders vote to remove ONEOK or its affiliates as our general partner at any time prior to the approval of the conversion and certain amendments to our partnership agreement, the amount payable on such Class B units would increase to 125% of the cash distributions payable with respect to the common units, including distributions paid upon liquidation. The Class B unit distribution rights will continue to be subordinated in the manner described above unless and until the conversion described above has been approved.

Until the earlier of (i) the receipt of the requisite approvals of holders of common units with respect to the conversion of the Class B units into common units and the amendments to our partnership agreement and (ii) the date that the NYSE no longer requires such approvals to list the common units issuable upon conversion of the Class B units, the Class B units are non-voting and the Class B units will not be considered outstanding for purposes of calculating votes and determining the presence of a quorum under our partnership agreement. However, during such period, the holders of Class B units will be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class B units in relation to other classes of our partnership interests or as required by law. After the occurrence of one of the events discussed in the first sentence above, the Class B units will have the voting rights under our partnership agreement that would be available if they were outstanding common units, except that none of the Class B units will be deemed outstanding as of the record date or be entitled to vote with respect to the conversion of the Class B units into common units or the amendments to our partnership agreement.

Listing

Our outstanding common units are listed on the NYSE under the symbol “OKS.” Any additional common units we issue will also be listed on the NYSE. Our outstanding Class B units are not listed on any national stock exchange and we do not intend to so list the Class B units.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

We may sell our securities through agents, underwriters or dealers, or directly to purchasers.

We may designate agents to solicit offers to purchase our securities.

•	We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in our prospectus supplement.

•	Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

•	Our agents may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.

We may use one or more underwriters in the offer or sale of our securities.

•	If we use an underwriter, we will execute an underwriting agreement with the underwriter(s) at the time that we reach an agreement for the sale of our securities.

•

We will include the names of the managing underwriter(s), as well as any other underwriters, and the terms of the transaction, including the compensation the underwriters and dealers will receive, in our prospectus supplement.

•	The underwriters will use our prospectus supplement to sell our securities.

We may use a dealer to sell our securities.

•	If we use a dealer, we, as principal, will sell our securities to the dealer.

•	The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

•	We will include the name of the dealer and the terms of our transactions with the dealer in our prospectus supplement.

We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in our prospectus supplement.

We may indemnify agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act.

We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

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If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

•	We will indicate in our prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

Underwriters, dealers and agents and their affiliates may engage in transactions with, or perform services for, or be customers of, ONEOK Partners or ONEOK and its affiliates in the ordinary course of business.

Other than our common units, all securities offered by this prospectus will be a new issue of securities with no established trading market. Any underwriter to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange or a foreign securities exchange, except for the common units which are currently listed and traded on the NYSE. Any common units sold by this prospectus will be listed for trading on the NYSE subject to official notice of issuance. We cannot give you any assurance as to the liquidity of or the trading markets for any securities.

Because the NASD views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the NASD Conduct Rules. The aggregate maximum compensation that underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

INVESTMENT IN ONEOK PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations to the extent that the investments by these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, certain qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and individual retirement annuities or accounts (IRAs) established or maintained by an employer or employee organization. Incident to making an investment in us, among other things, consideration should be given by an employee benefit plan to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

In addition, the person with investment discretion with respect to the assets of an employee benefit plan or other arrangement that is covered by the prohibited transactions restrictions of the Internal Revenue Code, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or arrangement.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit certain employee benefit plans, and Section 4975 of the Internal Revenue Code prohibits IRAs and certain other arrangements that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan or other arrangement that is covered by ERISA or the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan or other arrangement should consider whether the plan or arrangement will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be considered to be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules and/or the prohibited transaction rules of the Internal Revenue Code.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans or other arrangements described above acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

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the equity interests acquired by employee benefit plans or other arrangements described above are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

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the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•

less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans or arrangements subject to ERISA or Section 4975 of the Code.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment in our common units will satisfy the requirements in the first bullet point above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences of such purchase under ERISA and the Internal Revenue Code in light of possible personal liability for any breach of fiduciary duties and the imposition of serious penalties on persons who engage in prohibited transactions under ERISA or the Internal Revenue Code.

LEGAL MATTERS

The validity of the common units and debt securities will be passed upon for us by Andrews Kurth LLP, Houston, Texas. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

The consolidated financial statements and schedules of ONEOK Partners, L.P. (formerly Northern Border Partners, L.P.) as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, the consolidated balance sheet of ONEOK Partners GP, L.L.C. as of December 31, 2005, and the combined financial statements of ONEOK Energy Assets as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2003 consolidated financial statements of ONEOK Partners, L.P. and the December 31, 2003 combined financial statements of ONEOK Energy Assets both refer to a change in the method of accounting for asset retirement obligations.